 Exhibit 99.1

NIO Inc. Reports Unaudited First Quarter 2019 Financial Results

Quarterly Total Revenues reached RMB1,631.2 million (US$243.1 million)

Quarterly Deliveries of the ES8 reached 3,989 vehicles

SHANGHAI, China, May 28, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Operating Highlights for the First Quarter of 2019

•	Deliveries of the ES8 reached 3,989 in the first quarter of 2019, compared with 7,980 vehicles delivered in the fourth quarter of 2018.

Key Operating Results
	2019 Q1	2018 Q4	2018 Q3	2018 Q2[1]
Deliveries
ES8	3,989	7,980	3,268	100

Financial Highlights for the First Quarter of 2019

•	Vehicle sales were RMB1,535.2 million (US$228.8 million) in the first quarter of 2019, representing a decrease of 54.6% from the fourth quarter of 2018.
•	Vehicle margin[2] was negative 7.2%, compared with positive 3.7% in the fourth quarter of 2018.
•	Total revenues were RMB1,631.2 million (US$243.1 million) in the first quarter of 2019, representing a decrease of 52.5% from the fourth quarter of 2018.
•	Gross margin was negative 13.4%, compared with positive 0.4% in the fourth quarter of 2018.
•	Loss from operations was RMB2,617.7 million (US$390.0 million) in the first quarter of 2019, representing a decrease of 24.1% from the fourth quarter of 2018 and a 78.8% increase from the same period of 2018. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,498.1 million (US$372.2 million) in the first quarter of 2019, representing a decrease of 24.4% from the fourth quarter of 2018 and a 75.7% increase from the same period of 2018.
•	Net loss was RMB2,623.6 million (US$390.9 million) in the first quarter of 2019, representing a decrease of 25.1% from the fourth quarter of 2018 and a 71.4% increase from the same period of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,504.0 million (US$373.1 million) in the first quarter of 2019, representing a decrease of 25.5% from the fourth quarter of 2018 and a 68.2% increase from the same period of 2018.
•	Net loss attributable to NIO’s ordinary shareholders was RMB2,652.0 million (US$395.2 million) in the first quarter of 2019, representing a decrease of 24.6% from the fourth quarter of 2018 and a decrease of 32.8% from the same period of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,501.2 million (US$372.7 million).

•	Basic and diluted net loss per American depositary share (ADS)[3] were both RMB2.56 (US$0.38) in the first quarter of 2019. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB2.42 (US$0.36).

•	Cash and cash equivalents, restricted cash and short-term investment were RMB7,536.5 million (US$1,123.0 million) as of March 31, 2019.

	2019 Q1	2018 Q4	2018 Q1	% Change[4]
				QoQ		YoY
Vehicle Sales	1,535.2	3,381.2	—	-54.6%		—
Vehicle Margin	-7.2%	3.7%	—	-1,087	bp	—
Total Revenues	1,631.2	3,435.6	—	-52.5%		—
Gross Margin	-13.4%	0.4%	—	-1,384	bp	—
Loss from Operations	(2,617.7)	(3,446.9)	(1,463.9)	-24.1%		78.8%
Adjusted Loss from Operations (non-GAAP)	(2,498.1)	(3,305.2)	(1,421.7)	-24.4%		75.7%
Net Loss	(2,623.6)	(3,503.0)	(1,531.0)	-25.1%		71.4%
Adjusted Net Loss (non-GAAP)	(2,504.0)	(3,361.3)	(1,488.9)	-25.5%		68.2%
Net Loss Attributable to Ordinary Shareholders	(2,652.0)	(3,516.5)	(3,943.9)	-24.6%		-32.8%
Net Loss per Ordinary Share-Basic and Diluted	(2.56)	(3.37)	(150.96)	-24.0%		-98.3%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(2.42)	(3.20)	(56.67)	-24.4%		-95.7%

Recent Developments

Deliveries in April 2019

•	Deliveries of the ES8 in April 2019 were 1,124 vehicles, which reflected a greater than anticipated slowdown in monthly deliveries primarily due to the electric vehicle (EV) subsidy reduction announced in late March, as well as the slowdown of macro-economic conditions in China which has been exacerbated by the US-China trade war, particularly in the automotive sector where wholesale passenger vehicle sales were down approximately 15% year on year from January to April 2019, compared to the same period of last year.

Framework Agreement with Beijing E-Town International Investment and Development Co. Ltd.

•	In May, the Company entered into a framework agreement with Beijing E-Town International Investment and Development Co. Ltd. (“E-Town Capital"), an investment corporation headquartered in Beijing Economic-Technological Development Area (BDA). Pursuant to this agreement, the Company will establish an entity, NIO China, in Beijing Economic-Technological Development Area and contribute certain businesses and assets into NIO China, while E-Town Capital will initially target to invest up to RMB10 billion through its affiliated entities or jointly with third parties in NIO China in exchange for a minority equity stake of NIO China. Furthermore, it is expected that E-Town Capital will help NIO China to build or to find third-party partners to build a new manufacturing facility for the Company’s next-generation platform 2.0 (NP2) vehicles. The parties are continuing to work towards a final binding definitive agreement for this investment.

Manufacturing Arrangement of ES6

•	In April 2019, the Company entered into a manufacturing cooperation agreement with Jianghuai Automobile Group Co., Ltd., or JAC, for the manufacture of the ES6, which is a supplement to the agreement that Company entered into with JAC in May 2016. Pursuant to these agreements, the Company pays JAC manufacturing fees on a per-vehicle basis monthly and compensates JAC for its operating losses for the initial three-year period after the start of production of the ES8 from April 10, 2018. The Company may fund additional investments in equipment in the Hefei manufacturing plant of JAC for the production of the ES6.

New Product Development

•	In April 2019, the Company showcased a preview version of the ET7, its high-performance premium electric sedan, at the Shanghai Auto Show. Recently, the Company made the decision to design and develop the ET series with the future NIO NP2 platform, our next generation product platform featuring Level 4 autonomous driving capabilities, and will provide an update on the launch timeline of the ET series in the future. Meanwhile, the Company plans to leverage the platform technologies from the ES8 and ES6 to create a new model design and expects to launch the third vehicle model in 2020.

Update on GAC-NIO Joint Venture

In April 2018, the Company, together with NIO Capital, Guangqi New Energy Automobile Co., Ltd., and Guangzhou Automobile Group Co., Ltd, or GAC, established a joint venture company, GAC-NIO New Energy Vehicle Technology Co., Ltd., or GAC-NIO, to mainly engage in electric vehicle and parts development, sales and services. William Li, NIO’s founder, chairman and chief executive officer, is also serving as the chairman of GAC-NIO. On May 20, 2019, GAC-NIO announced its new brand, Hycan He Chuang, and plans to launch its first vehicle model this year. The Company expects to work strategically with GAC-NIO in a variety of areas including technologies, supply chains and service networks.

CEO and CFO Comments

“We delivered 3,989 ES8s, the Company’s high-performance premium electric SUVs, in the first quarter of 2019, followed by 1,124 ES8s in April, bringing our total aggregate deliveries to 16,461 vehicles as of April 30, 2019,” said William Li, founder, chairman and chief executive officer of NIO. “We are excited that in June, as scheduled, our second production model, the ES6, a 5-seater high-performance premium electric SUV, will roll off the production line and the first deliveries to NIO users will begin in the same month. The ES6 received broad-based positive feedback from the recent Shanghai Auto Show, and the early reviews from our ES6 test drive campaign launched in May bode well for continued positive momentum. We currently have more than 12,000 ES6 pre-orders (refundable deposit orders), among which over 5,000 pre-orders were placed since the Shanghai Auto Show began five and a half weeks ago. We are confident that as more and more new potential users start to experience the ES6 first-hand, the vehicle’s competitive features and price will appeal to a growing number of premium automobile buyers.”

“Deliveries of the ES8 in the first quarter of 2019 exceeded the Company’s expectation despite headwinds from EV subsidy reductions, slowing macro-economic conditions, increased competition, and seasonal factors around the Chinese New Year holiday period,” added Louis T. Hsieh, NIO’s chief financial officer. “Looking ahead to the second quarter, we expect an even more challenging sales environment and anticipate overall sequential demand and deliveries to decrease, as competition continues to accelerate and the general automobile market in China remains muted. Against this backdrop, NIO is focusing on rolling out our ES6 nationwide, and at the same time, improving overall network utilization and operating efficiencies.”

Financial Results for the First Quarter of 2019

Revenues

•	Vehicle sales in the first quarter of 2019 were RMB1,535.2 million (US$228.8 million), representing a decrease of 54.6% from the fourth quarter of 2018. The decrease in vehicle sales over the fourth quarter of 2018 was attributed to accelerated deliveries of the ES8 in the fourth quarter of 2018 in anticipation of EV subsidy reductions in China in 2019, as well as the seasonal slowdowns surrounding the Chinese New Year holidays in the first quarter of 2019.

•	Other sales in the first quarter of 2019 were RMB96.0 million (US$14.3 million), representing an increase of 76.4% from the fourth quarter of 2018. The increase in other sales over the fourth quarter of 2018 was mainly attributed to an increase in revenues derived from NIO life merchandise and services provided in the first quarter of 2019.

•	Total revenues in the first quarter of 2019 were RMB1,631.2 million (US$243.1 million), representing a decrease of 52.5% from the fourth quarter of 2018.

Cost of Sales and Gross Margin

•	Cost of sales in the first quarter of 2019 was RMB1,850.5 million (US$275.7 million), representing a decrease of 45.9% from the fourth quarter of 2018. The decrease in cost of sales over the fourth quarter of 2018 was mainly driven by the decrease in delivery volume of the ES8 in the first quarter of 2019.

•	Vehicle margin in the first quarter of 2019 was negative 7.2%, compared with positive 3.7% in the fourth quarter of 2018. The decrease of vehicle margin was mainly driven by the decrease in delivery volume of the ES8 in the first quarter of 2019.

•	Gross margin in the first quarter of 2019 was negative 13.4%, compared with positive 0.4% in the fourth quarter of 2018, mainly driven by the decrease in vehicle margin in the first quarter of 2019.

Operating Expenses

•	Research and development expenses in the first quarter of 2019 were RMB1,078.4 million (US$160.7 million), representing an increase of 55.4% from the first quarter of 2018 and a decrease of 28.8% from the fourth quarter of 2018. Excluding share-based compensation expenses, adjusted research and development expenses (non-GAAP) were RMB1,046.2 million (US$155.9 million), representing an increase of 52.7% from the first quarter of 2018 and a decrease of 30.0% from the fourth quarter of 2018. The decrease in research and development expenses over the fourth quarter of 2018 was primarily attributed to the higher design and professional expenses incurred in the fourth quarter of 2018 to support the frequent test, research and development stage of the ES6, the Company’s 5-seater high-performance premium electric SUV launched in December 2018.

•	Selling, general and administrative expenses in the first quarter of 2019 were RMB1,319.9 million (US$196.7 million), representing an increase of 71.5% from the first quarter of 2018 and a decrease of 32.2% from the fourth quarter of 2018. Excluding share-based compensation expenses, adjusted selling, general and administrative expenses (non-GAAP) were RMB1,234.1 million (US$183.9 million), representing an increase of 67.6% from the first quarter of 2018 and a decrease of 32.4% from the fourth quarter of 2018. The decrease in selling, general and administrative expenses over the fourth quarter of 2018 was primarily attributed to decreases in marketing and promotional activities and expenditure on outsourced professional services.

Loss from Operations

•	Loss from operations in the first quarter of 2019 was RMB2,617.7 million (US$390.0 million), representing an increase of 78.8% from the first quarter of 2018 and a decrease of 24.1% from the fourth quarter of 2018. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,498.1 million (US$372.2 million), representing an increase of 75.7% from the first quarter of 2018 and a decrease of 24.4% from the fourth quarter of 2018.

Share-based Compensation Expenses

•	Share-based compensation expenses in the first quarter of 2019 were RMB119.6 million (US$17.8 million), representing an increase of 184.0% from the first quarter of 2018 and a decrease of 15.6% from the fourth quarter of 2018. The decrease in share-based compensation expenses over the fourth quarter of 2018 was primarily attributed to a decrease in share-based compensation expenses relating to certain directors and executive officers.

Net Loss and Earnings Per Share

•	Net loss was RMB2,623.6 million (US$390.9 million) in the first quarter of 2019, representing an increase of 71.4% from the first quarter of 2018 and a decrease of 25.1% from the fourth quarter of 2018. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,504.0 million (US$373.1 million) in the first quarter of 2019, representing an increase of 68.2% from the first quarter of 2018 and a decrease of 25.5% from the fourth quarter of 2018.

•	Net loss attributable to NIO’s ordinary shareholders in the first quarter of 2019 was RMB2,652.0 million (US$395.2 million), representing a decrease of 32.8% from the first quarter of 2018 and a decrease of 24.6% from the fourth quarter of 2018. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,501.2 million (US$372.7 million).

•	Basic and diluted net loss per ADS in the first quarter of 2019 were both RMB2.56 (US$0.38). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB2.42 (US$0.36).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB7,536.5 million (US$1,123.0 million) as of March 31, 2019.

•	On January 1, 2019, the Company adopted ASC 842, Leases and used the additional transition method to initially apply this new lease standard at the adoption date. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements.

Business Outlook

For the second quarter of 2019, the Company expects:

•	Deliveries of vehicles to be between 2,800 and 3,200 units, representing a decrease of approximately 19.8% to 29.8% from the first quarter of 2019. This outlook incorporates the planned deliveries of several hundred ES6s in June 2019.

•	Total revenues to be between RMB1,134 million (US$169 million) and RMB1,294 million (US$193 million), representing a decrease by approximately 20.7% to 30.5% from the first quarter of 2019.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Tuesday, May 28, 2019 (8:00 p.m. Beijing Time on May 28, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing in:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Conference ID:	1251815

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.nio.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until June 5, 2019 08:59 a.m. Eastern Time:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Conference ID:	1251815

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the six-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and plans to make the first batch of deliveries of ES6 in June 2019.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to our customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in our vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with our operations; its ability to build our NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, accretion on convertible redeemable preferred shares to redemption value and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-3681

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

Source: NIO

NIO INC.

Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2018	March 31, 2019	March 31, 2019
	(audited)	(unaudited)	(unaudited)
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	3,133,847	4,956,114	738,484
Restricted cash	57,012	85,394	12,724
Short-term investment	5,154,703	2,495,000	371,767
Trade receivable	756,508	1,021,422	152,197
Amounts due from related parties	88,066	85,901	12,800
Inventory	1,465,239	1,140,889	169,998
Prepayments and other current assets	1,514,257	1,674,989	249,581

Total current assets	12,169,632	11,459,709	1,707,551

Non-current assets:
Long-term restricted cash	33,528	20,196	3,009
Property, plant and equipment, net	4,853,157	5,181,351	772,045
Intangible assets, net	3,470	3,008	448
Land use rights, net	213,662	212,450	31,656
Long-term investments	148,303	154,415	23,009
Amounts due from related parties	7,970	7,970	1,188
Right-of-use assets - operating lease	-	2,250,893	335,394
Other non-current assets	1,412,830	1,754,588	261,442

Total non-current assets	6,672,920	9,584,871	1,428,191

Total assets	18,842,552	21,044,580	3,135,742

LIABILITIES
Current liabilities:
Short-term borrowings	1,870,000	2,378,800	354,452
Trade payable	2,869,953	1,862,176	277,473
Amounts due to related parties	219,583	263,696	39,292
Taxes payable	51,317	37,850	5,640
Current portion of operating lease liabilities	-	256,350	38,197
Current portion of long-term borrowings	198,852	251,754	37,513
Accruals and other liabilities	3,383,681	2,638,733	393,185

Total current liabilities	8,593,386	7,689,359	1,145,752

Non-current liabilities:
Long-term borrowings	1,168,012	6,618,557	986,196
Non-current operating lease liabilities	-	2,114,881	315,127
Other non-current liabilities	930,812	922,287	137,425

Total non-current liabilities	2,098,824	9,655,725	1,438,748

Total liabilities	10,692,210	17,345,084	2,584,500

NIO INC.

Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2018	March 31, 2019	March 31, 2019
	(audited)	(unaudited)	(unaudited)
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,329,197	1,360,411	202,708

Total mezzanine equity	1,329,197	1,360,411	202,708

SHAREHOLDERS’ EQUITY
Ordinary shares	1,809	1,813	270
Treasury shares	(9,186)	—	—
Additional paid in capital	41,918,936	40,095,980	5,974,487
Accumulated other comprehensive loss	(34,708)	(95,293)	(14,199)
Accumulated deficit	(35,039,810)	(37,691,839)	(5,616,259)

Total NIO Inc. shareholders’ equity	6,837,041	2,310,661	344,299

Non-controlling interests	(15,896)	28,424	4,235

Total shareholders’ equity	6,821,145	2,339,085	348,534

Total liabilities, mezzanine equity and shareholders’ equity	18,842,552	21,044,580	3,135,742

NIO INC.

Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(US$)
Revenues:
Vehicle sales	—	3,381,192	1,535,190	228,750
Other sales	—	54,415	95,971	14,300
Total revenues	-	3,435,607	1,631,161	243,050
Cost of sales:
Vehicle sales	—	(3,256,066)	(1,645,189)	(245,141)
Other sales	—	(165,911)	(205,273)	(30,587)
Total cost of sales	—	(3,421,977)	(1,850,462)	(275,728)
Gross profit/(loss)	—	13,630	(219,301)	(32,678)
Operating expenses:
Research and development	(694,139)	(1,515,163)	(1,078,448)	(160,694)
Selling, general and administrative	(769,729)	(1,945,393)	(1,319,937)	(196,677)

Total operating expenses	(1,463,868)	(3,460,556)	(2,398,385)	(357,371)

Loss from operations	(1,463,868)	(3,446,926)	(2,617,686)	(390,049)

Interest income	28,437	61,999	62,738	9,348
Interest expenses	(5,200)	(76,419)	(68,118)	(10,150)
Share of (losses)/income of equity investees	(833)	1,671	2,112	315
Other loss, net	(87,675)	(27,037)	(1,324)	(197)

Loss before income tax expense	(1,529,139)	(3,486,712)	(2,622,278)	(390,733)

Income tax expense	(1,883)	(16,302)	(1,341)	(200)

Net loss	(1,531,022)	(3,503,014)	(2,623,619)	(390,933)

Accretion on convertible redeemable preferred shares to redemption value	(2,421,129)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(31,898)	(31,214)	(4,651)
Net loss attributable to non-controlling interests	8,242	18,427	2,804	418

Net loss attributable to ordinary shareholders of NIO Inc.	(3,943,909)	(3,516,485)	(2,652,029)	(395,166)
Net loss	(1,531,022)	(3,503,014)	(2,623,619)	(390,933)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(154,372)	37,180	(60,585)	(9,027)

Total other comprehensive (loss)/income	(154,372)	37,180	(60,585)	(9,027)

Total comprehensive loss	(1,685,394)	(3,465,834)	(2,684,204)	(399,960)

Accretion on convertible redeemable preferred shares to redemption value	(2,421,129)	—	—	—
Accretion on redeemable non-controlling interests to redemption value	—	(31,898)	(31,214)	(4,651)
Net loss attributable to non-controlling interests	8,242	18,427	2,804	418

Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(4,098,281)	(3,479,305)	(2,712,614)	(404,193)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	26,126,279	1,044,777,745	1,034,648,189	1,034,648,189
Net loss per share attributable to ordinary shareholders
Basic and diluted	(150.96)	(3.37)	(2.56)	(0.38)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	—	1,044,777,745	1,034,648,189	1,034,648,189
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	—	(3.37)	(2.56)	(0.38)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended March 31, 2019
	GAAP Result	% of Total Revenues	Non-GAAP Adjustment	% of Total Revenues	Non-GAAP Result	% of Total Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(1,850,462)	-113.5%	1,475	0.0%	(1,848,987)	-113.4%
Research and development expenses	(1,078,448)	-66.1%	32,281	2.0%	(1,046,167)	-64.1%
Selling, general and administrative expenses	(1,319,937)	-80.9%	85,863	5.3%	(1,234,074)	-75.6%
Total	(4,248,847)	-260.5%	119,619	7.3%	(4,129,228)	-253.1%

Loss from operations	(2,617,686)	-160.5%	119,619	7.3%	(2,498,067)	-153.2%

Net loss	(2,623,619)	-160.8%	119,619	7.3%	(2,504,000)	-153.5%

Accretion on redeemable non-controlling interests to redemption value	(31,214)	-1.9%	31,214	1.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,652,029)	-162.7%	150,833	9.2%	(2,501,196)	-153.5%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(2.56)		0.14		(2.42)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.56)		0.14		(2.42)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.38)		0.02		(0.36)

	Three Months Ended December 31, 2018
		% of		% of		% of
	GAAP	Total	Non-GAAP	Total	Non-GAAP	Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,421,977)	-99.6%	1,269	0.0%	(3,420,708)	-99.6%
Research and development expenses	(1,515,163)	-44.1%	20,557	0.6%	(1,494,606)	-43.5%
Selling, general and administrative expenses	(1,945,393)	-56.6%	119,884	3.5%	(1,825,509)	-53.1%
Total	(6,882,533)	-200.3%	141,710	4.1%	(6,740,823)	-196.2%

Loss from operations	(3,446,926)	-100.3%	141,710	4.1%	(3,305,216)	-96.2%

Net loss	(3,503,014)	-102.0%	141,710	4.1%	(3,361,304)	-97.8%

Accretion on redeemable non-controlling interests to redemption value	(31,898)	-0.9%	31,898	0.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(3,516,485)	-102.4%	173,608	5.1%	(3,342,877)	-97.3%
Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.37)		0.17		(3.20)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.37)		0.17		(3.20)

	Three Months Ended March 31, 2018
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues

Share-based compensation included in operating expenses is as follows:
Research and development expenses	(694,139)	—	8,920	—	(685,219)	—
Selling, general and administrative expenses	(769,729)	—	33,200	—	(736,529)	—

Total	(1,463,868)	—	42,120	—	(1,421,748)	—

Loss from operations	(1,463,868)	—	42,120	—	(1,421,748)	—

Net loss	(1,531,022)	—	42,120	—	(1,488,902)	—

Accretion on convertible redeemable preferred shares to redemption value	(2,421,129)	—	2,421,129	—	—	—

Net loss attributable to ordinary shareholders of NIO Inc.	(3,943,909)	—	2,463,249	—	(1,480,660)	—

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(150.96)		94.28		(56.68)

1 NIO started deliveries of ES8 on June 28, 2018. Deliveries for the second quarter of 2018 represent the 3-day period from June 28 to June 30, 2018.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

3 Each ADS represents one ordinary share.

4 Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.